SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                      Form 40-F
---------------                        ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes                     No |X|
---------------          --------------

Exhibit 1.1	Transaction in Own Shares dated 03 July 2023
Exhibit 1.2	Transaction in Own Shares dated 04 July 2023
Exhibit 1.3	Transaction in Own Shares dated 05 July 2023
Exhibit 1.4	Transaction in Own Shares dated 06 July 2023
Exhibit 1.5	Transaction in Own Shares dated 07 July 2023
Exhibit 1.6	Transaction in Own Shares dated 10 July 2023
Exhibit 1.7	Director/PDMR Shareholding dated 11 July 2023
Exhibit 1.8	Transaction in Own Shares dated 11 July 2023
Exhibit 1.9	Transaction in Own Shares dated 12 July 2023
Exhibit 1.10	Transaction in Own Shares dated 13 July 2023
Exhibit 1.11	Transaction in Own Shares dated 14 July 2023
Exhibit 1.12	Transaction in Own Shares dated 17 July 2023
Exhibit 1.13	Transaction in Own Shares dated 18 July 2023
Exhibit 1.14	Transaction in Own Shares dated 19 July 2023
Exhibit 1.15	Transaction in Own Shares dated 20 July 2023
Exhibit 1.16	Transaction in Own Shares dated 21 July 2023
Exhibit 1.17	Transaction in Own Shares dated 24 July 2023
Exhibit 1.18	Preliminary announcement of publication date dated 25 July 2023
Exhibit 1.19	Transaction in Own Shares dated 25 July 2023
Exhibit 1.20	Transaction in Own Shares dated 26 July 2023
Exhibit 1.21	Transaction in Own Shares dated 27 July 2023
Exhibit 1.22	Transaction in Own Shares dated 28 July 2023

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,512,581 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,543,866	851,258	2,117,457
Highest price paid per Share (pence):	474.45	474.35	474.30
Lowest price paid per Share (pence):	464.00	464.25	463.95
Volume weighted average price paid per Share (pence):	469.5884	469.8883	469.7941

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.5884	5,543,866
Cboe (UK)/BXE	469.8883	851,258
Cboe (UK)/CXE	469.7941	2,117,457

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8218E_1-2023-7-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	3 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,443,773,978
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	936,028,077
New total number of voting rights (including treasury shares):	18,384,884,555

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 6,905,703 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,080,555	453,476	1,371,672
Highest price paid per Share (pence):	472.80	472.45	472.65
Lowest price paid per Share (pence):	467.95	468.15	468.05
Volume weighted average price paid per Share (pence):	470.8930	470.9998	470.7755

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	470.8930	5,080,555
Cboe (UK)/BXE	470.9998	453,476
Cboe (UK)/CXE	470.7755	1,371,672

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9711E_1-2023-7-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	4 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,442,669,343
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	936,028,077
New total number of voting rights (including treasury shares):	18,383,779,920

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,146,076 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,336,432	812,609	1,997,035
Highest price paid per Share (pence):	468.00	467.90	467.95
Lowest price paid per Share (pence):	458.85	458.85	458.80
Volume weighted average price paid per Share (pence):	463.7405	463.0229	463.5739

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	463.7405	5,336,432
Cboe (UK)/BXE	463.0229	812,609
Cboe (UK)/CXE	463.5739	1,997,035

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1116F_1-2023-7-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	5 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,434,156,762
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	936,028,077
New total number of voting rights (including treasury shares):	18,375,267,339

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,355,378 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,479,331	835,045	2,041,002
Highest price paid per Share (pence):	459.80	459.75	459.75
Lowest price paid per Share (pence):	449.60	449.65	449.55
Volume weighted average price paid per Share (pence):	454.1760	454.1683	454.1686

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	454.1760	5,479,331
Cboe (UK)/BXE	454.1683	835,045
Cboe (UK)/CXE	454.1686	2,041,002

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2633F_1-2023-7-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	6 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,427,251,059
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	936,028,077
New total number of voting rights (including treasury shares):	18,368,361,636

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,492,773 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,592,201	849,277	2,051,295
Highest price paid per Share (pence):	456.50	456.45	456.50
Lowest price paid per Share (pence):	447.95	448.10	447.95
Volume weighted average price paid per Share (pence):	452.3027	452.3786	453.2285

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.3027	5,592,201
Cboe (UK)/BXE	452.3786	849,277
Cboe (UK)/CXE	453.2285	2,051,295

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4092F_1-2023-7-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	7 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,419,104,983
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	936,028,077
New total number of voting rights (including treasury shares):	18,360,215,560

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10th July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 6,410,379 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,724,217	617,214	2,068,948
Highest price paid per Share (pence):	460.45	460.45	460.45
Lowest price paid per Share (pence):	455.20	455.20	455.30
Volume weighted average price paid per Share (pence):	457.7823	457.5602	457.6952

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.7823	3,724,217
Cboe (UK)/BXE	457.5602	617,214
Cboe (UK)/CXE	457.6952	2,068,948

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5557F_1-2023-7-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,411,265,756
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,351,860,182

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5355	70
d)	Aggregated information - Volume - Price - Total	70 £4.5355 £317.49
e)	Date of the transaction	10 July 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5355	83
d)	Aggregated information - Volume - Price - Total	83 £4.5355 £376.45
e)	Date of the transaction	10 July 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 7,264,335 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,410,313	811,674	2,042,348
Highest price paid per Share (pence):	461.00	460.95	460.95
Lowest price paid per Share (pence):	453.60	453.70	453.70
Volume weighted average price paid per Share (pence):	457.4225	457.5790	457.1004

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.4225	4,410,313
Cboe (UK)/BXE	457.5790	811,674
Cboe (UK)/CXE	457.1004	2,042,348

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7034F_1-2023-7-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,402,772,983
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,343,367,409

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,348,485 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,475,494	834,848	2,038,143
Highest price paid per Share (pence):	473.80	473.75	473.75
Lowest price paid per Share (pence):	461.05	461.75	461.70
Volume weighted average price paid per Share (pence):	470.0739	470.3739	470.1918

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	470.0739	5,475,494
Cboe (UK)/BXE	470.3739	834,848
Cboe (UK)/CXE	470.1918	2,038,143

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8494F_1-2023-7-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,396,362,604
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,336,957,030

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,127,475 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,274,622	810,877	2,041,976
Highest price paid per Share (pence):	473.35	473.15	473.35
Lowest price paid per Share (pence):	465.90	466.10	466.05
Volume weighted average price paid per Share (pence):	469.1649	469.1766	469.0868

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.1649	5,274,622
Cboe (UK)/BXE	469.1766	810,877
Cboe (UK)/CXE	469.0868	2,041,976

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9869F_1-2023-7-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,389,098,269
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,329,692,695

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,032,579 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,246,143	781,921	2,004,515
Highest price paid per Share (pence):	467.05	466.85	467.00
Lowest price paid per Share (pence):	453.90	453.90	454.05
Volume weighted average price paid per Share (pence):	458.5718	458.6083	459.7498

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.5718	5,246,143
Cboe (UK)/BXE	458.6083	781,921
Cboe (UK)/CXE	459.7498	2,004,515

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1344G_1-2023-7-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,380,749,784
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,321,344,210

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 8,125,873 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,325,498	812,587	1,987,788
Highest price paid per Share (pence):	462.50	462.25	462.45
Lowest price paid per Share (pence):	449.30	449.30	449.05
Volume weighted average price paid per Share (pence):	455.0688	455.2622	455.0304

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	455.0688	5,325,498
Cboe (UK)/BXE	455.2622	812,587
Cboe (UK)/CXE	455.0304	1,987,788

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2788G_1-2023-7-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,372,622,309
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,313,216,735

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 7,164,373 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,453,145	669,761	2,041,467
Highest price paid per Share (pence):	459.30	459.30	459.25
Lowest price paid per Share (pence):	449.70	450.90	450.70
Volume weighted average price paid per Share (pence):	455.1707	454.6835	455.0778

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	455.1707	4,453,145
Cboe (UK)/BXE	454.6835	669,761
Cboe (UK)/CXE	455.0778	2,041,467

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4290G_1-2023-7-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,364,589,730
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,305,184,156

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 7,697,126 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,882,640	757,633	2,056,853
Highest price paid per Share (pence):	472.30	472.25	472.30
Lowest price paid per Share (pence):	459.20	459.70	459.10
Volume weighted average price paid per Share (pence):	467.7859	467.9953	467.2943

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	467.7859	4,882,640
Cboe (UK)/BXE	467.9953	757,633
Cboe (UK)/CXE	467.2943	2,056,853

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5725G_1-2023-7-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,356,463,857
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,297,058,283

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 6,465,793 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,677,908	703,611	2,084,274
Highest price paid per Share (pence):	477.50	477.50	477.45
Lowest price paid per Share (pence):	469.40	469.40	469.25
Volume weighted average price paid per Share (pence):	473.7137	473.7518	473.7257

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.7137	3,677,908
Cboe (UK)/BXE	473.7518	703,611
Cboe (UK)/CXE	473.7257	2,084,274

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7158G_1-2023-7-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,349,299,484
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,289,893,910

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,615,559 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,048,197	475,526	2,091,836
Highest price paid per Share (pence):	477.80	477.65	477.70
Lowest price paid per Share (pence):	473.00	473.15	473.05
Volume weighted average price paid per Share (pence):	475.5637	475.7787	475.6564

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.5637	3,048,197
Cboe (UK)/BXE	475.7787	475,526
Cboe (UK)/CXE	475.6564	2,091,836

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8718G_1-2023-7-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,341,602,358
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,282,196,784

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 7,377,172 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,567,105	732,535	2,077,532
Highest price paid per Share (pence):	484.30	484.30	484.25
Lowest price paid per Share (pence):	472.30	472.15	472.30
Volume weighted average price paid per Share (pence):	480.3857	480.6311	480.4311

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.3857	4,567,105
Cboe (UK)/BXE	480.6311	732,535
Cboe (UK)/CXE	480.4311	2,077,532

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0117H_1-2023-7-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,335,136,565
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,275,730,991

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

Preliminary Announcement on the publication of financial statements

London - 25 July 2023

BP p.l.c. ("bp") announces in accordance with Articles 114, 115 and 117 of the WpHG (the German Securities Act) that the second quarter and half-yearly financial report 2023 in English shall be disclosed on 1 August 2023 and can be found at the following web address: https://www.bp.com/en/global/corporate/investors/results-and-presentations.html

 Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 6,037,233 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,375,714	559,462	2,102,057
Highest price paid per Share (pence):	484.95	484.95	484.75
Lowest price paid per Share (pence):	479.30	479.45	479.35
Volume weighted average price paid per Share (pence):	481.3141	481.2155	481.2873

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	481.3141	3,375,714
Cboe (UK)/BXE	481.2155	559,462
Cboe (UK)/CXE	481.2873	2,102,057

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1615H_1-2023-7-25.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,435,949 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,775,022	580,980	2,079,947
Highest price paid per Share (pence):	482.50	482.35	482.50
Lowest price paid per Share (pence):	475.10	475.00	475.05
Volume weighted average price paid per Share (pence):	477.9839	477.6242	477.9282

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	477.9839	2,775,022
Cboe (UK)/BXE	477.6242	580,980
Cboe (UK)/CXE	477.9282	2,079,947

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3128H_1-2023-7-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,329,521,006
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,270,115,432

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,322,143,834
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,262,738,260

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 9,000,464 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,104,098	824,802	2,071,564
Highest price paid per Share (pence):	481.85	481.85	481.85
Lowest price paid per Share (pence):	477.05	477.10	477.00
Volume weighted average price paid per Share (pence):	480.1391	480.0933	480.0023

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.1391	6,104,098
Cboe (UK)/BXE	480.0933	824,802
Cboe (UK)/CXE	480.0023	2,071,564

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4739H_1-2023-7-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,316,106,601
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,256,701,027

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 July 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 6,896,550 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 May 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,107,532	690,553	2,098,465
Highest price paid per Share (pence):	479.45	479.30	479.45
Lowest price paid per Share (pence):	472.35	472.40	472.10
Volume weighted average price paid per Share (pence):	475.8667	475.7819	475.8185

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.8667	4,107,532
Cboe (UK)/BXE	475.7819	690,553
Cboe (UK)/CXE	475.8185	2,098,465

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6257H_1-2023-7-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 July 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,310,670,652
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	935,511,926
New total number of voting rights (including treasury shares):	18,251,265,078

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 August 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary